EXHIBIT 99.(a)(7)

September 4, 2012

To Our Stockholders:

Your Board of Directors has adopted a Preferred Share Purchase Rights Plan (the “Plan”) under which LookSmart, Ltd. (the “Company”) will issue certain rights to all holders of its common stock to acquire additional shares of common stock at a discounted price under certain circumstances (the “Rights”).  We believe that this Plan will provide protection to the stockholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price.  The terms of the Plan are set forth in a Rights Agreement.  A summary of the Rights Agreement, which you may wish to attach to your common stock share certificate, is included with this letter.

The Rights are designed to protect stockholders in the event of an unsolicited attempt to acquire the Company, including various abusive takeover tactics, such as a partial or two-tier takeover attempt that does not treat all stockholders equally, coercive stock accumulation programs, street sweeps and other tactics that may be used to gain control of the Company without offering an adequate price to all stockholders.  We consider the Rights to be the best available means of protecting both your right to retain your equity investment in the Company and realize the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

The Plan is not intended to prevent a takeover of the Company and will not do so.  However, it should deter any attempt to acquire the Company in a manner or on terms unfavorable to stockholders.  The Plan is designed to deal with the very serious problem of another person or entity using abusive tactics to deprive the Company Board of Directors and stockholders of any real opportunity to determine the future of the Company.

Under the Plan, each stockholder will receive one Right for each share of the Company’s outstanding common stock held by the stockholder.  Each Right will entitle the holder to purchase one one-thousandth of a share of Series A Participating Preferred Stock of the Company at an initial exercise price of $5.00 per one one-thousandth of a Preferred Share.

Initially, the Rights are not detachable from the Company’s common stock and are not exercisable.  Subject to certain exceptions, they become immediately exercisable after any person or group (an “Acquiring Person”) acquires beneficial ownership of 15% or more of the Company’s common stock or 10 business days (or such later date as the Board may determine) after any person or entity announces a tender or exchange offer that would result in a 15% or greater beneficial ownership level.  We expect that the Rights would begin to trade independently from the Company’s shares at that time, unless the Company’s Board of Directors selects another date when the Rights will trade independently from the Company’s shares.  With regard to the unsolicited tender offer recently initiated by PEEK Investments LLC, this date shall be October 1, 2012, or such earlier or later date as may be established by the Company’s Board of Directors.  At no time will the Rights have any voting power.

If the rights become exercisable and a buyer becomes an Acquiring Person, all Rights holders, except the Acquiring Person, will be entitled to purchase the Company’s common stock at a discounted price.  The effect will be to discourage acquisitions of 15% or more of the Company’s common stock without prior negotiations with the Company’s Board of Directors.  The distribution of the Rights will be made to holders of record of the Company’s common stock as of September 2, 2012 and shares of common stock that are newly issued after that date will also carry Rights.  The Company’s Board of Directors may amend or terminate the Plan at any time or redeem the rights prior to the time a person acquires more than 15% of the Company’s common stock.

Issuance of the Rights will not affect the financial position of the Company or interfere with its business plans.  Issuance of the Rights will not affect reported earnings per share and will not be taxable to the Company or to you (except under certain circumstances if the Rights become exercisable).

In adopting the Plan, we have expressed our determination that you, our stockholders, be given every opportunity to participate fully in the future of the Company.

On behalf of the Board of Directors,

/s/ WILLIAM O’KELLY
William O’Kelly
Senior Vice President, Operations and Chief Financial Officer